Exhibit 99.1

PRESS RELEASE

Sanofi Pasteur and MSD (Known as Merck in the United States and Canada) Announce Intent to End Joint Vaccines Operations in Europe, Sanofi Pasteur MSD, to Pursue Their Own Distinct Growth Strategies

LYON, France, and KENILWORTH, N.J. - March 8, 2016 - Sanofi Pasteur and MSD, known as Merck in the United States and Canada, today announced their intent to end their joint vaccines operations in Europe. Upon concluding their joint venture, both companies plan to integrate their respective European vaccine businesses into their operations, independently manage their product portfolios and pursue their own distinct growth strategies in Europe.

The joint venture Sanofi Pasteur MSD, owned on a 50/50 basis by Sanofi Pasteur and MSD, was created in 1994 to develop and commercialize vaccines originating from both companies’ pipelines to improve and promote public health in 19 European countries. Over the past twenty years, Sanofi Pasteur MSD has launched numerous innovative vaccines originating from Sanofi Pasteur and MSD’s development pipelines, addressing key unmet medical needs and helping to protect millions of lives.

Sanofi Pasteur and MSD jointly issued the following statement: “We are proud of Sanofi Pasteur MSD’s successful 20-year history. Our joint venture has achieved considerable success over the past two decades from a public health and commercial perspective. After carefully considering our individual strategic priorities, alongside the economic and regulatory environments for vaccine operations in the European Union, we have mutually agreed that it is in our best interests to manage our vaccine product portfolios independently. We believe that focusing our efforts on opportunities unique to our respective companies will better position us to drive growth, execute in a more efficient manner and optimize vaccine coverage. By bringing vaccines more rapidly to market, both companies would deliver greater value to all stakeholders.”

Sanofi Pasteur and MSD will ensure that any impact on employees as a result of the proposed changes to the business model will be managed responsibly. We are also focused on a smooth and orderly transition while achieving our public healthcare goals and upholding our commitments to our customers and business partners.

Sanofi Pasteur and MSD expect the project to be completed by the end of 2016, subject to local labor laws and regulations and regulatory approvals.

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About Sanofi Pasteur MSD

Sanofi Pasteur MSD is a European joint venture formed between Sanofi Pasteur (the vaccine division of Sanofi) and Merck (known as MSD outside the United States and Canada). Sanofi Pasteur MSD makes use of the combined expertise resulting from Sanofi Pasteur and Merck’s research to focus on the development of new vaccines in Europe in order to produce the most effective, most acceptable and better tolerated vaccines. Sales of Sanofi Pasteur MSD were €824 million in 2015.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of Sanofi, provides more than 1 billion doses of vaccine each year, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers a broad range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

About MSD

Today’s MSD is a global health care leader working to help the world be well. MSD is known as Merck & Co, Inc., Kenilworth, NJ, USA in the United States and Canada. Through our prescription medicines, vaccines, biologic therapies and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to health care through far-reaching policies, programs and partnerships. For more information, visit www.msd.com and connect with us on LinkedIn.

Forward Looking Statements of Sanofi

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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Forward-Looking Statement of Merck & Co., Inc., Kenilworth, N.J., USA

This news release of Merck & Co., Inc., Kenilworth, N.J., USA (the “company”) includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based upon the current beliefs and expectations of the company’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; the company’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of the company’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company’s 2014 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

Contacts:

Sanofi Pasteur Global Media Relations	Sanofi Investor Relations
Alain Bernal	Sébastien Martel
T. +33-4-37-37-50-38	T. + 33 1 53 77 45 45
alain.bernal@sanofipasteur.com	ir@sanofi.com
www.sanofipasteur.com

Merck Media Contacts	Merck Investor Contacts
Lainie Keller	Justin Holko
T: (908) 236-5036	T: (908) 740-1879

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